Via Edgar

January 13, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Cherokee Inc.

Form 10-K for Fiscal Year Ended January 29, 2011

Filed April 14, 2011

File No. 000-18640

Dear Ms. Jenkins:

This letter is being filed by Cherokee Inc. (“Cherokee”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated December 14, 2011 (the “Comment Letter”) regarding Cherokee’s above-referenced periodic report (the “10-K”).

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter; the text of which is incorporated into this response letter for your convenience.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Discussion of Licensing and Brand Representation Business, page 20

1.  We note your disclosure of U.S. dollar retail sales for your international licensees, including Tesco and Zellers, on page 20 and 21. We further note in your April 30, 2011 and July 30, 2011 Forms 10-Q that you label retail sales for your international licensees as U.S. dollar based. Please explain to us how you arrive at the amount of U.S. dollar retail sales reported for your international licensees, and confirm to us that you will describe how you arrive at these amounts in future filings. Also include a discussion of how changes in currency exchange rates affected the amount of retail sales reported for your international licensees in future filings, as applicable and to the extent significant.

Response:  With respect to the disclosure of U.S. dollar retail sales for our international licensees, Cherokee receives a schedule of retail sales on a monthly and/or quarterly basis from each of our licensees which are denominated in the applicable foreign currency. These amounts are converted to U.S. dollars using an average monthly and/or quarterly exchange rate for the purpose of the disclosure of the retail sales denominated in U.S. dollars. In future filings, we will include disclosure that U.S. dollar retail sales are calculated using the actual sales in the applicable foreign currency converted to U.S. dollars using an average exchange rate for the quarterly period. In addition, Cherokee will in future filings, disclose how changes in foreign currency exchange rates affected the amount of U.S. dollar retail sales reported for Cherokee’s international licensees, as applicable and to the extent significant.

Results of Operations, page 25

Fiscal 2011 Compared to Fiscal 2010, page 26

2.  Please tell us if changes in prices, volume or mix had a significant effect on either the retailer’s net sales of licensed products or the amount of royalty revenues in fiscal 2011 compared to fiscal 2010 and, if so, supplementally quantify the effects for us. Also confirm to us that you will describe the effects of changes in prices, volume or mix on both the retailer’s sales of licensed products and your recorded royalty revenues in future filings, to the extent that the effects are significant. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:  Cherokee respectfully advises the Staff that it believes that its disclosure provides all material information available to Cherokee regarding changes in prices, volume or mix with respect to Cherokee’s retailers’ sales of licensed products and Cherokee’s recorded royalty revenues.  As a result of its arrangements with licensees, Cherokee often does not have the information necessary to determine the effects of any changes in prices, volume or mix on either the retailer’s sales of licensed products or Cherokee’s recorded royalty revenues.  Cherokee generally does not have direct oversight or involvement in the manufacturing, marketing or sales of Cherokee branded products by its licensees.  Further, Cherokee’s licensees are not required to provide and generally do not provide Cherokee detailed information with respect to changes in their manufacturing, marketing or sales of Cherokee branded products.

Notwithstanding the foregoing, Cherokee will continue to review and enhance its disclosures in light of the Staff’s comment in future filings and will describe the effects of any known changes in prices, volume or mix on both the retailer’s sales of licensed products and Cherokee’s recorded royalty revenues in future filings to the extent that such effects are significant to Cherokee, as applicable, provided that the information necessary to determine such effects is known to Cherokee. Cherokee strives to provide relevant disclosures by including additional disclosure of any known changes in prices, volume or mix, to the extent significant, in Cherokee’s analysis regarding its fiscal year comparisons, rather than in other sections of Management’s Discussion and Analysis of Financial Condition and Results of Operation.  Cherokee discusses any changes in prices, volume or mix of Cherokee branded products by its licensees, and the resulting royalty revenues to Cherokee, from period to period including the potential reasons underlying any such changes to the extent that such information is significant and available to Cherokee.  In instances where Cherokee cannot determine a specific reason or reasons underlying such changes, it provides all available information surrounding such change.

In response to a previous comment received from the Staff in 2007, Cherokee has included the following disclosure in its periodic filings, which disclosure appears on pages 21-22 of the Form 10-K:

“Pursuant to our typical arrangements with our licensees, we receive quarterly royalty statements and periodic retail sales information for Cherokee branded products and other product brands that we own or represent. However, our licensees are generally not required to provide, and typically do not provide, information that would enable us to determine the specific reasons for period-to-period fluctuations in retail sales of our branded products by our licensees in the specific territories in which they operate. Fluctuations in retail sales of Cherokee branded products or other product brands that we own or represent may be the result of a variety of factors, including, without limitation: (i) changes in the number of product categories for which a licensee chooses to use our brands from period-to-period, which generally results in changes in the amount of inventory (utilizing our brands) available for sale from period-to-period; (ii) the number of geographical markets/territories or number of stores in which our licensees are currently selling Cherokee or our other branded products from period-to-period; or (iii) our licensees experiencing changes in retail sales levels as a result of a variety of factors, including fashion-related and general retail sales trends (See Item 1A. Business—“Risk Factors”).”

Cherokee will continue to analyze all known changes in prices, volume, or mix of Cherokee branded products by its licensees and the resulting royalty revenues to Cherokee; and accordingly will provide full and complete disclosure of all material information available to it regarding the effects of such changes.

Liquidity and Capital Resources, page 29

3.  Please confirm to us that you will revise your discussion and analysis of operating cash flows in future filings to address material changes in the underlying drivers, rather than merely describing items identified on the face of the consolidated statement of cash flows. Refer to FRC 501.13.b.1 for additional guidance.

Response:  Cherokee hereby advises the Staff that Cherokee’s discussion and analysis of operating cash flows in future filings will be revised to more fully address any material changes in the underlying drivers that affect cash flows, rather than merely describing items identified on the face of Cherokee’s consolidated statement of cash flows.

Notes to Consolidated Financial Statements, page 40

9. Subsequent Events, page 55

Promissory Notes, page 55

4.  We note that under the terms of the Separation Agreement with your former Executive Chairman, dated January 28, 2011, you agreed to repurchase 400,000 shares of your common stock from Mr. Margolis or his affiliates at $18.15 per share, or $7,260,000 in total (the “Repurchase”). We further note that you consummated the Repurchase and issued promissory notes to affiliates of Mr. Margolis (“Margolis Notes”) as consideration for the Repurchase on February 7, 2011, following the effectiveness of the Separation Agreement. Please advise us of the following:

a.             Explain to us how you determined it was appropriate to record the Margolis Notes and the Repurchase as treasury stock at January 28, 2011, specifically addressing how you considered Margolis’ right of revocation for up to seven calendar days following the execution of the Separation Agreement and your February 7, 2011 consummation of the Repurchase and issuance of the Margolis Notes in determining the January 28, 2011 date was appropriate.

Response:  Pursuant to the terms of the Separation Agreement, upon its execution on January 28, 2011, Cherokee became irrevocably and contractually obligated to consummate the Repurchase without any right or option to waive or revoke the obligation.  While Mr. Margolis had the right of revocation to affirmatively elect to revoke the Separation Agreement for seven calendar days, this right expired subsequent to the balance sheet date but prior to the issuance of the financial statements.  As such, we considered ASC 855-10-25-1: “Recognized Subsequent Events” and Interpretations of Topic 855 Section C: “Recognition of Subsequent Events.”  An excerpt is provided below:

ASC 855-10-25-1:  “An entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.”

Based on the authoritative guidance, the expiration of Mr. Margolis’ right to revoke the Separation Agreement occurred subsequent to the balance sheet date but prior to the issuance of the financial statements, and thus related to a condition that existed as of January 28, 2011. As a result, we considered it appropriate to record the issuance of the Notes associated with the Separation Agreement as of January 28, 2011.

b.             Your Form 8-K filed February 11, 2011 refers to the effectiveness of the Separation Agreement, the date of execution and the date of Repurchase. Clarify when the Effective Date of the Separation Agreement occurred and how this differs from the date of execution, the date of Repurchase and the date upon which you became legally obligated to repurchase the 400,000 shares. Further clarify when the terms of the Separation agreement were fixed and agreed upon and how the above dates were considered in determining the date to record this transaction.

Response:  Cherokee and Mr. Margolis executed the Separation Agreement on January 28, 2011, at which point the terms of the Separation Agreement were fixed and agreed upon.  Pursuant to the terms of the Separation Agreement, upon its execution, Cherokee became irrevocably and contractually obligated to consummate the Repurchase without any right or option to waive or revoke such obligation, subject only to the condition that Mr. Margolis did not affirmatively elect to revoke the Separation Agreement, in his sole discretion, through 12:00pm on the eighth day following the date the Separation Agreement was executed, or Saturday, February 5, 2011.  Had Mr. Margolis elected to revoke the Separation Agreement before such date, the Separate Agreement would have terminated and become unenforceable. However, since Mr. Margolis did not so affirmatively elect to revoke the Separation Agreement, accordingly the Separation Agreement became effective at 12:01pm on Saturday, February 5, 2011.  As the revocation period expired on a Saturday, the Repurchase was consummated on the next business day, or Monday, February 7, 2011.

c.             Tell us the date that you repurchased the 400,000 shares (i.e. repurchase date), the fair value of the shares on that date and how you considered the guidance in ASC 718-20-35-7.

Response:  Cherokee consummated the Repurchase on February 7, 2011 and in accordance with the Separation Agreement, Cherokee paid $18.15 for each of the 400,000 shares which was the fair market value of the shares on the date of the Separation Agreement (closing price on January 28, 2011).

According to ASC 718-20-35-7, “The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost. An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.”

We considered ASC 718-20-35-7 and concluded that, because the fair market value of the repurchased shares was equal to the price that Cherokee paid to repurchase the shares, no additional compensation cost was recorded.

d.             Tell us the applicable accounting guidance that you followed to account for the Repurchase and Margolis Notes.

Response:

Cherokee treated the transaction with Mr. Margolis as a repurchase of equity shares at fair market value and ultimately as a treasury stock transaction in accordance with ASC 505. As has been noted in this response letter, we considered ASC 855-10-25-1: “Recognized Subsequent Events” and Interpretations of Topic 855 Section C: “Recognition of Subsequent Events” and further considered ASC 718-20-35-7, noting that the repurchase price equaled the fair value price on the effective date of the Separation Agreement.

In addition, and per your request, Cherokee hereby acknowledges that:

•                  Cherokee is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cherokee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Mark DiSiena, CFO, at (818) 908-9868 ext 318 or by fax at (818) 475-1452.

Thank you for your assistance in this matter.

Sincerely,

Cherokee Inc.

/s/ Henry Stupp	/s/ Mark DiSiena
Henry Stupp	Mark DiSiena
Chief Executive Officer	Chief Financial Officer

cc:                                 Cherokee’s Audit Committee (Mr. Tim Ewing, Mr. Keith Hull, Mr. Dave Mullen)

Todd Van der Wel and Stephen Redmond, Moss Adams LLP

Scott Stanton, Morrison & Foerster LLP